Gold Fields Limited (Reg. No. 1968/004880/06) (Incorporated in the Republic of South Africa) (“Gold Fields” or “the Company”) JSE, NYSE, DIFX Share Code: GFI ISIN Code:ZAE000018123 ACQUISITION OF GOLD FIELDS SECURITIES BY CLIENTS OF ALLAN GRAY LIMITED ("Allan Gray") In accordance with Section 122(3)(b) of the Companies Act, No. 71 of 2008 and section 3.83(b) of the JSE Limited Listings Requirements, Shareholders are hereby advised that Gold Fields Limited has received formal notification that clients of Allan Gray have, in aggregate, acquired an interest in the ordinary shares of the Company, such that the total interest in the ordinary shares of the Company held by Allan Gray's clients now amounts to 5.0415% of the total issued ordinary shares of the Company. 4 October 2022 Sponsor: JP Morgan Equities South Africa (Pty) Ltd